Exhibit 99.1

Silicom Ltd. and its Subsidiaries Condensed Interim Consolidated Financial Statements As of June 30, 2026 (Unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Financial Statements as of June 30, 2026 (unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited)

		June 30,	December 31,
		2026	2025
	Note	US$ thousands	US$ thousands

Assets

Current assets

Cash and cash equivalents		25,146	35,156
Short-term bank deposits		-	6,000
Marketable securities	3	6,191	6,958
Accounts receivable:
Trade, net		16,394	9,194
Other		5,087	3,155
Inventories	4	70,725	52,650

Total current assets		123,543	113,113

Marketable securities	3	23,599	25,518

Assets held for employees' severance benefits		1,771	1,670

Deferred tax assets		46	-

Property, plant and equipment, net		3,546	3,140

Intangible assets, net		4,284	2,569

Operating leases right-of-use, net	5	6,114	6,147

Total assets		162,903	152,157

Avi Eizenman	Liron Eizenman	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel

August 4, 2026

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited) (Continued)

		June 30,	December 31,
		2026	2025
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		25,218	11,116
Other accounts payable and accrued expenses		13,071	14,116
Operating lease liabilities	5	2,063	2,019

Total current liabilities		40,352	27,251

Long-term liabilities
Operating lease liabilities	5	4,377	4,252
Liability for employees' severance benefits		3,334	3,049
Deferred tax liabilities		-	116

Total liabilities		48,063	34,668

Shareholders' equity
Ordinary shares, ILS 0.01 par value; 10,000,000 shares authorized; 7,793,274 and 7,834,743 issued as at December 31, 2025 and June 30,2025, respectively; 5,706,142 and 5,747,611 outstanding as at December 31, 2025 and June 30, 2026, respectively		22	22
Additional paid-in capital		78,430	76,625
Treasury shares (at cost) 2,087,132 and 2,087,132 ordinary
shares as at June 30, 2026 and December 31, 2025, respectively		(55,171)	(55,171)
Retained earnings		91,559	96,013

Total shareholders' equity		114,840	117,489

Total liabilities and shareholders’ equity		162,903	152,157

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Operations (unaudited)

		Six-month period
		ended June 30,
		2026	2025
		US$ thousands
		(Except for share and
	Note	per share data)

Sales	7	42,904	29,404
Cost of sales		30,092	20,414

Gross profit		12,812	8,990

Operating expenses
Research and development		11,012	10,035
Sales and marketing		3,861	3,005
General and administrative		2,740	2,321

Total operating expenses		17,613	15,361

Operating loss		(4,801)	(6,371)

Financial income, net		558	826

Loss before income taxes		(4,243)	(5,545)

Income taxes		211	598

Net loss		(4,454)	(6,143)

Loss per share:
Basic and diluted loss per ordinary share (US$)	2D	(0.78)	(1.08)
Weighted average number of ordinary
shares used to compute basic and diluted loss
per share (in thousands)		5,710	5,707

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
December 31, 2024	5,766,286	22	73,837	(53,512)	107,492	127,839

Exercise of RSUs(2)	46,000	*-	-	-	-	-
Purchase of treasury shares	(106,144)	-	-	(1,659)	-	(1,659)
Share-based compensation	-	-	1,689	-	-	1,689
Net loss	-	-	-	-	(6,143)	(6,143)

Balance at
June 30, 2025	5,706,142	22	75,526	(55,171)	101,349	121,726

Balance at
December 31, 2025	5,706,142	22	76,625	(55,171)	96,013	117,489

Exercise of RSUs(2)	41,469	*-	-	-	-	-
Share-based compensation	-	-	1,805	-	-	1,805
Net loss	-	-	-	-	(4,454)	(4,454)

Balance at
June 30, 2026	5,747,611	22	78,430	(55,171)	91,559	114,840

(1)	Net of 14,971 shares held by Silicom Inc..
(2)	Restricted share units (hereinafter - "RSUs")
(3)	Company shares held by the Company - presented as a reduction of equity at their cost to the Company.
The treasury shares have no rights.
*	Less than 1 thousand.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

	Six-month period
	ended June 30,
	2026	2025
	US$ thousands
Cash flows from operating activities
Net loss	(4,454)	(6,143)

Adjustments required to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	751	857
Write-down of obsolete inventory	2,710	2,460
Changes in marketable securities and exchange rate differences	(168)	(40)
Share-based compensation expense	1,805	1,689
Deferred taxes, net	(162)	234
Changes in assets and liabilities:
Accounts receivable - trade	(7,200)	1,078
Accounts receivable - other	(1,989)	1,940
Change in liability for employees' severance benefits, net	184	126
Inventories	(20,911)	(2,368)
Trade accounts payable	14,281	1,950
Other accounts payable and accrued expenses	(1,044)	1,714
Net cash provided by (used in) operating activities	(16,197)	3,497

Cash flows from investing activities
Proceeds from maturity of short-term bank deposits	6,000	-
Investment in property, plant and equipment	(824)	(882)
Investment in intangible assets	(1,850)	(245)
Proceeds from maturity of marketable securities	4,963	33,925
Purchases of marketable securities	(2,246)	(33,649)
Net cash provided by (used in) investing activities	6,043	(851)

Cash flows from financing activities
Purchase of treasury shares	-	(1,659)
Net cash used in financing activities	-	(1,659)

Effect of exchange rate changes on cash balances held	144	31

Increase (decrease) in cash and cash equivalents	(10,010)	1,018

Cash and cash equivalents at beginning of period	35,156	51,283
Cash and cash equivalents at end of period	25,146	52,301

Supplementary cash flow information
Non-cash transactions:
Additions of right of use assets and lease liabilities	764	498
Termination of lease agreements	(24)	(44)
Investments in property, plant and equipment	116	7
	856	461

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

Note 2 - Summary of Significant Accounting Policies

A.	Basis of presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2025. The significant accounting policies applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025, and notes thereto included in the Company's Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements. Results for the interim period presented are not necessarily indicative of the results expected for the full year.

In preparing the Company's condensed interim consolidated financial statements, management considered the impact of the ongoing geopolitical conflicts in the Middle East, including the hostilities involving Israel, Iran, Hamas and Hezbollah. Although ceasefire arrangements were reached in certain areas, regional tensions continue. Any armed conflicts or political instability in the region could adversely affect the Company's business conditions and results of operations. As of and for the six months ended June 30, 2026, the impact of these events on the Company's results of operations and financial condition was not material.

B.	Estimates and assumptions

The preparation of the condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include credit loss, income taxes, impairment of inventories, capitalized software costs and the assumptions used to estimate the fair value of share-based compensation.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

C.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, bank deposit, marketable securities, trade and other receivables trade accounts payable and other payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 3 to these condensed interim consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

D.	Basic earnings (loss) and diluted earnings (loss) per share

Basic earnings (loss) per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding and vested RSU’s (net of treasury shares). Diluted earnings (loss) per ordinary share calculation is similar to basic earnings (loss) per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and unvested RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the periods indicated.

	Six-month period ended June 30,
	2026	2025
Net loss attributable to ordinary shares
(US$ thousands)	(4,454)	(6,143)

Weighted average number of ordinary shares outstanding used in basic and diluted loss per ordinary share calculation	5,709,762	5,707,210

Basic and diluted loss per ordinary shares (US$)	(0.780)	(1.076)

Weighted average number of shares related to options
and RSUs excluded from the diluted loss per share
calculation because of anti-dilutive effect	676,914	420,326

E.	Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income Expense Disaggregation Disclosures,” The standard requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within years beginning after December 15, 2027. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2025 and June 30, 2026 are classified as “held-to-maturity” and consist of the following:

	Amortized cost basis**	Gross unrealized holding gains	Gross unrealized holding (losses)	Aggregate fair value*
	US$ thousands
At June 30, 2026
Held to maturity:
Corporate debt securities and
government debt securities
Current	6,242	1	(54)	6,189
Non-Current (1 to 4 years)	23,871	4	(369)	23,506
	30,113	5	(423)	29,695

At December 31, 2025
Held to maturity:
Corporate debt securities and
government debt securities
Current	7,010	11	(35)	6,986
Non-Current (1 to 4 years)	25,797	70	(189)	25,678

	32,807	81	(224)	32,664

*	Fair value is being determined using Level 2 inputs.
**

Including accrued interest in the amount of US$ 331 thousands and US$ 323 thousands as of December 31, 2025 and June 30, 2026 respectively.

The accrued interest is presented as part of other receivables on the balance sheet.

Activity in marketable securities during the six-month period ended June 30, 2026 was as follows:

US$ thousands
Balance at January 1, 2026	32,807

Purchases of marketable securities	2,246
Amortization of discount on marketable securities	23
Proceeds from maturity of marketable securities	(4,963)
Balance at June 30, 2026	30,113

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at June 30, 2026:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(99)	10,337	(324)	17,049	(423)	27,386

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Gains	Fair value	Unrealized Gains	Fair value	Unrealized Gains	Fair value

Corporate debt securities and government debt securities	-	-	5	2,309	5	2,309

The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Note 4 - Inventories

	June 30,	December 31,
	2026	2025
	US$ thousands

Raw materials and components	51,396	36,281
Products in process	10,851	9,122
Finished products	8,478	7,247
	70,725	52,650

In the year ended December 31, 2025 and the six months ended June 30, 2026, the Company recorded inventory write-downs in the amount of US$2,817 thousand and US$2,710 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 – Leases

A. The components of operating lease costs for the six months period ended in June 30, 2026 and June 30, 2025 were as follows:

	Six-month period ended June 30,
	2026	2025
	US$ thousands

Operating lease costs (mainly plant and offices)	941	842
Variable lease payments not included in the lease liability	89	60
Short-term lease cost	101	117
Total operating lease cost	1,131	1,019

B. Supplemental cash flow information related to operating leases was as follows:

	Six-month period ended June 30
	2026	2025
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,032	801
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Additions of operating leases	764	498
Termination of operating leases	(24)	(44)

In February 2026, the Company extended the lease agreement for its existing offices in Virginia. As a result, the Company recognized a right-of-use asset and a lease liability of US$611 thousand.

C. Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2026	December 31, 2025
	US$ thousands
Operating leases:
Operating leases right-of-use	6,114	6,147

Current operating lease liabilities	2,063	2,019
Non current operating lease liabilities	4,377	4,252
Total operating lease liabilities	6,440	6,271

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 – Leases (cont’d)

D. Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2026	December 31, 2025
	US$ thousands

Weighted average remaining lease term (years)	4.4	4.3

Weighted average discount rate	3.6%	3.4%

E. Future lease payments under non-cancellable leases as of June 30, 2026 were as follows:

June 30, 2026
US$ thousands

2026	1,148
2027	1,976
2028	1,818
2029	1,232
2030	477
After 2030	190
Total operating lease payments	6,841
Less: imputed interest	(401)
Present value of lease liabilities	6,440

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Share based compensation

A.	On January 29, 2026, the Company granted 152,601 RSUs to its directors and employees under the 2013 Plan. In relation to these grants:

1.	The RSUs will vest in three equal installments, with one-third vesting on each of the first, second and third anniversaries of the grant date, subject to the grantee’s continued service through the applicable vesting date.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, assuming that no dividend yield is expected in any of the years.

B.	On January 29, 2026, the Company allotted 38,333 RSUs to its CEO under the 2013 Plan. The grant was approved on June 25, 2026. In relation to this grant:

1.	The RSUs will vest in three equal installments, with one-third vesting on each of January 29, 2027, January 29, 2028 and January 29, 2029, subject to the grantee’s achievement of the specified performance condition and continued service.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, assuming that no dividend yield is expected in any of the years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Segment Reporting

A.	Information on sales by geographic distribution:

Sales are attributed to geographic distribution based on the location of the ultimate customer:

	Six-month period ended June 30,
	2026	2025
	US$ thousands

USA	35,164	21,334
North America - other	-	141
Israel	1,717	1,470
Switzerland	1,543	3,624
Europe	2,093	1,061
Asia-Pacific	2,387	1,774

	42,904	29,404

B.	Sales to single ultimate customers exceeding 10% of sales (US$ thousands):
	Six-month period ended June 30,
	2026	2025
	US$ thousands

Customer "A"	7,034	1,550
Customer "B"	4,759	4,972
Customer "C"	1,493	3,624

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Segment Reporting (cont’d)

C.	Segment information:

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company has one operating segment.

The Company’s operations are managed and reported to its Chief Executive Officer (“CEO”), the Company’s chief operating decision maker ("CODM").

The CODM uses operating and net income or loss to allocate resources during the Company’s annual planning process and throughout the year, as well as to assess the performance of the Company’s operations. Operating income serves as a key financial metric used by the CODM to evaluate operating results and support strategic and operational decision making.

The following table provides the significant expense (income) categories and amounts align with the segment-level information that is regularly provided to the CODM:

	Six-month period ended June 30,
	2026	2025
	US$ thousands

Sales	42,904	29,404
Raw material and subcontracted manufacturing costs	(26,114)	(17,141)
Write-down of obsolete inventory	(2,710)	(2,460)
Payroll & related expenses	(12,894)	(10,743)
Share-based compensation expenses	(1,805)	(1,689)
Subcontractor work	(1,204)	(1,768)
Depreciation costs	(616)	(656)
Rent	(1,124)	(1,019)
Other segment items *	(1,103)	(98)
Amortization expense	(135)	(201)
Operating loss	(4,801)	(6,371)
Financial income, net	558	826
Income taxes	(211)	(598)
Segment net loss	(4,454)	(6,143)

*	Other segment items included in Segment net loss includes professional services, consulting and other outside services expenses, travel expenses, insurance, facilities, and other overhead items.